
SEC MAIL PROCESSING
RECEIVED
JUL 27 2010
WASH. D.C.
211
SECTION



S MMISSION

10031198

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden Hours per response...12.00

SEC FILE NUMBER
8-43101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2009 (MM/DD/YY) AND ENDING May 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SF Sentry Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pine Street, Suite 2700

(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leon A. Root **(415) 229-9012**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

SF SENTRY SECURITIES, INC.

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

MAY 31, 2010

OATH OR AFFIRMATION

I, **Leon A. Root**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **SF Sentry Securities, Inc.**, as of **May 31, 2010**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DANIELLE ALESSANDRA VINJE
Commission # 1864635
Notary Public - California
San Francisco County
My Comm. Expires Sep 12, 2013

Signature

President

Title

Subscribed and sworn to before me
this 23rd day of July 2010

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Harb
Levy
Weiland
ACCOUNTANTS
CONSULTANTS
LLP

Report of Independent Registered Public Accounting Firm

To the Shareholders of
SF Sentry Securities, Inc.

We have audited the accompanying statement of financial condition of SF Sentry Securities, Inc. (the "Company") as of May 31, 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy & Weiland LLP

San Francisco, California
July 22, 2010

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

SF Sentry Securities, Inc.
Statement of Financial Condition
May 31, 2010

Assets

Cash, including money market accounts of $59,246	$ 295,654
Commissions receivable from clearing broker	320,715
Due from affiliates	84,398
Artworks	66,431
Deferred tax asset	5,956
Other	4,750
Total assets	$ 777,904

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 168,851
Stockholders' equity:	
Common stock - no par value; authorized 100,000 shares, issued and outstanding 55,000 shares	95,000
Retained earnings	514,053
Total stockholders' equity	609,053
Total liabilities and stockholders' equity	$ 777,904

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Operations
Year Ended May 31, 2010

Revenues:	
Securities commissions	$ 3,053,078
Other income	153,381
Total revenues	3,206,459
Expenses:	
Employee compensation and benefits	1,262,170
Office expenses	826,580
Clearance and execution fees	777,300
Professional fees	179,479
Taxes and licenses	76,223
Loss on disposal of assets	72,896
Travel and seminars	46,883
Depreciation	14,609
Other	63,893
Total expenses	3,320,033
Net loss before income tax	(113,574)
Income tax benefit	1,788
Net loss	$ (111,786)

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended May 31, 2010

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balances, May 31, 2009	55,000	$ 95,000	$ 625,839	$ 720,839
Net loss	-	-	(111,786)	(111,786)
Balances, May 31, 2010	55,000	$ 95,000	$ 514,053	$ 609,053

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Cash Flows
Year Ended May 31, 2010

Cash flows from operating activities:	
Net loss	$ (111,786)
Adjustments to reconcile net loss to net cash flows used in operating activies:	
Depreciation	14,609
Loss on disposal of assets	72,896
Deferred taxes	(2,588)
Decrease in commissions receivable from clearing broker	64,496
Decrease in accounts receivable	13,273
Decrease in due from affiliates	33,909
Increase in accounts payable and accrued liabilities	417
Decrease in payroll payable	(120,061)
Total adjustments	76,951
Net cash flows used in operating activities	(34,835)
Cash flows from investing activities	
Proceeds from sale of assets	53,666
Purchase of furniture and office equipment	(6,340)
Net cash flows provided by investing activities	47,326
Net increase in cash	12,491
Cash, beginning of year	283,163
Cash, end of year	$ 295,654
Supplemental information:	
Income taxes paid	$ 800

See Accompaying Notes to Financial Statements

1. Summary of Business and Significant Accounting Policies

Business

SF Sentry Securities, Inc. ("the Company") was incorporated on June 25, 1990 in the state of California. In November 1990, the Company registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities Exchange Act of 1934. In April 1991, the Company became a member of the Financial Industry Regulatory Authority (FINRA), formally known as the National Association of Securities Dealers (NASD). The Company commenced securities transactions in June 1991, and earns income primarily through commissions on the brokerage of securities.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company also maintains cash in money market accounts with its clearing broker which is not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Artworks

Artworks are recorded at cost and tested for impairment annually. Management does not believe that there is impairment in the value of any artworks owned by the Company at May 31, 2010.

Securities Transactions

Securities transactions are recorded on a trade-date basis. Commission revenue and related expenses arising from securities transactions are also recorded on a trade-date basis.

Income Taxes

The Company uses the asset and liability method of accounting to record income taxes. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes.

1. Summary of Business and Significant Accounting Policies (continued)

Income Taxes (continued)

The Company believes that it does not have unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2006.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Related Party Transactions

The 95% shareholder of the Company, R. Dirickson, owns 50% of San Francisco Sentry Investment Group, Inc., a registered investment advisor. Certain registered representatives of the Company were also employees of San Francisco Sentry Investment Group, Inc.

Mr. Dirickson is also the 96.5% shareholder of Storie Advisors, LLC, a registered investment advisor, a 60% shareholder of Cypress Advisors, LLC, a registered investment advisor and a 51% shareholder of Quantum Pacific, LLC, a registered investment advisor, a 60% shareholder in San Francisco Capital Management, a registered investment advisor. He is also a 91.18% owner and member of SF Sentry, LLC and a 88.7% owner of SF Special, LLC.

2. Related Party Transactions (continued)

The Company has an expense sharing agreement with affiliates under which it pays expenses on behalf of these affiliates. The Company determines the expense reimbursement amounts based on earnings and cash flow of its affiliates.

As of May 31, 2010, the Company had balances due from the following affiliated companies:

SF Sentry Investment Group, Inc.	$ 80,626
Cypress Advisors, LLC	1,648
SF Capital Management, LLC	1,640
Storie Advisors, LLC	484
Total due from affiliates	$ 84,398

If an affiliated company is unable to repay the Company for its share of allocated expenses within 90 days of incurrence, the Company may elect to forego repayment of allocated expenses. During the year ended May 31, 2010 the Company did not forgive any expenses allocated to the affiliates.

During the year ended May 31, 2010, the Company earned $3,053,078 in securities commissions from accounts managed by the affiliated registered investment advisors.

3. Pension Plan

In December 1997, an affiliated company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the Company may also elect to participate in a salary deferral plan. There was no discretionary contribution made to this plan by the Company during the year ended May 31, 2010.

4. Lease Obligations

The Company currently leases office space along with two affiliated companies which is accounted for as an operating lease. This lease commenced on November 1, 1998. In November 2007 this lease was amended to provide for basic monthly rent of $54,772 after a month and a half rent holiday period plus 3.4017% of designated common building operating expenses. The amended lease term expires on October 31, 2012. While the Company is a signatory on the lease, the majority of the total lease cost is allocated to the Company with the remainder allocated to the affiliated companies.

4. Lease Obligations (continued)

During the year ended May 31, 2010, the Company was allocated 90% of the total lease costs and the affiliated companies were allocated the remaining 10%.

The total future minimum lease payments under the operating lease is as follows:

Year ending	Amount
May 31, 2011	$ 657,264
May 31, 2012	657,264
May 31, 2013	273,860
Total	$ 1,588,388

The Company's share of future minimum lease payments may fluctuate from year to year depending upon costs allocated to the affiliates.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2010, the Company had net capital of $416,599 which was $316,599 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.41 to 1.

6. Income Taxes

The deferred tax asset relates primarily to the recognition of rent expense from the rent holiday period for financial statement purposes versus recognition for tax purposes. The deferred tax asset at May 31, 2010 totaled $5,956.

The components of income tax expense (benefit) for the year ended May 31, 2010 are as follows:

Current	
State	$ 800
Deferred	
Federal	(2,588)
Income tax benefit	$ (1,788)

6. Income Taxes (continued)

For California state income tax purposes, as of May 31, 2010 the Company had a net operating loss carryforward totaling $832,385 which can be carried forward to offset future year taxable income. These net operating losses will expire in years 2016 through 2020. For Federal income tax purposes, as of May 31, 2010 the Company had a net operating loss carryforward totaling $27,388 which can be carried forward to offset future year taxable income. These net operating losses will expire in years 2028 through 2030.

The Company has not accrued the future benefit of the net operating loss carryforwards and has not recorded a deferred income tax asset since the earning of future net income is not certain.

7. Subsequent Events

Management evaluated subsequent events through July 22, 2010, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
as of May 31, 2010

Firm Name: S F SENTRY SECURITIES, INC. Firm ID: 27432

	Description		Amount
1	Total ownership equity		$ 609,053
2	Deduct ownership equity not allowable for net capital		
3	Total ownership equity qualified for net capital		
4	Add:		
	A Allowable subordinated liabilities		
	B Other deductions or credits		
5	Total capital and allowable subordinate loans		609,053
6	Deductions and/or charges		
	A Total non allowable assets	$191,269*	
	D Other deductions and/or charges		
	Total deductions and/or charges		(191,269)
7	Other additions and/or allowable credits		
8	Net capital before haircuts		417,784
9	Haircuts on securities:		
	A Contractual commitments		
	B Subordinated debt		
	C Trading and investment securities		
	1 Exempted securities		
	2 Debt securities		
	3 Options		
	4 Other securities (money market accounts)	$ 1,185	
	D Undue concentration		
	E Other		
			(1,185)
10	Net Capital		$ 416,599

*6A. Non allowable assets**

Due from affiliates	$ 84,398
Artworks	66,431
Commissions receivable	29,734
Deferred tax asset	5,956
Other	4,750
	$ 191,269

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
as of May 31, 2010

Firm Name: S F SENTRY SECURITIES, INC. Firm ID: 27432

	Description	Amount
11	Minimum net capital requirement: (based on Aggregate Indebtedness)	$ 11,257
12	Minimum dollar net capital requirement	100,000
13	Net capital required (greater of line 11 or 12)	100,000
14	Excess net capital (line 10 less line 13)	316,599
15	Net capital less greater of 10% of line 19 or 120% of line 12	$ 296,599
	Computation of Aggregate Indebtedness	
16	Total AI liability from balance sheet	$ 168,851
17	Add:	
	A Drafts for immediate credit	
	B Market value of securities borrowed where no equivalent value is paid or credited	
	C Other unrecorded amounts	
19	Total Aggregate Indebtedness	$ 168,851
20	Percentage of aggregate indebtedness to net capital	41%
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals	41%

SF Sentry Securities, Inc.
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
May 31, 2010

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SF Sentry Securities, Inc.
Information Relating to the Possession
Or Control Requirements Pursuant to Rule 15c3-3
May 31, 2010

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

SF Sentry Securities, Inc.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
May 31, 2010

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 416,599	$ 168,851	41%
Computation per Schedule I	416,599	168,851	41%
Differences	$ -	$ -	-

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.


Harb
Levy
Weiland
ACCOUNTANTS
CONSULTANTS
LLP

To the Shareholders of
SF Sentry Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of SF Sentry Securities, Inc. (the "Company"), as of and for the year ended May 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hood, Levy & Weiland LLP

San Francisco, California
July 22, 2010


Harb
Levy
Weiland
ACCOUNTANTS
CONSULTANTS
LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon-Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Shareholders of
SF Sentry Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended May 31, 2010, which were agreed to by SF Sentry Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and corresponding check payments noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended May 31, 2010, with the amounts reported in Form SIPC-7 for the year ended May 31, 2010 noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy & Weiland LLP

San Francisco, California
July 22, 2010

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

SIPC-7
(32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended May 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(32-REV 6/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Lee Root (415)229-901

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 8,017.21

B. Less payment made with SIPC-6 filed (exclude interest) (4,710.79)
Check #18784 12/18/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,306.42

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SF Sentry Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 15 day of July, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 6/1/, 20 09 and ending 5/31, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,206,884
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 3,206,884
2e. General Assessment @ .0025	$ 8,017.21

(to page 1 but not less than $150 minimum)